                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                9 September 2003

                               PREMIER FARNELL PLC
                               -------------------


                               PREMIER FARNELL PLC
                               -------------------
                  (Translation of registrant's name in English)

                       Armley Road, Leeds, West Yorkshire
                                LS12 2QQ, England
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    X            Form 40-F
                                       ---                     ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No    X
                               ---                        ---

 If "Yes" is marked indicate below the file number assigned to the egistrant in connection with Rule 12g3-2(b): 82-........

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   PREMIER FARNELL PLC
                                                        (Registrant)


         Date:   September 9, 2003                 By: Steven John Webb
                                                       ----------------
                                                   Steven John Webb
                                                   Group Company Secretary and
                                                   General Counsel

PREMIER FARNELL PLC                                    9th September 2003

     RESULTS FOR THE SECOND QUARTER AND HALF YEAR TO 3RD AUGUST 2003 FOR THE
                  FINANCIAL YEAR ENDING ON 1ST FEBRUARY 2004.

KEY FINANCIALS (POUND)M

--------------------------------------------------------------------------------------------------------------
                                     Second Qtr        Second Qtr          First Half           First Half
                                       2003/4            2002/3              2003/4               2002/3
                                      (pound)m          (pound)m            (pound)m             (pound)m
--------------------------------------------------------------------------------------------------------------
Sales                                  188.8              188.3              390.6               392.6
--------------------------------------------------------------------------------------------------------------
Operating profit                        16.4               18.9               32.7                40.6
Adjusted operating profit*              17.0               19.5               36.4                41.9
--------------------------------------------------------------------------------------------------------------
Profit before taxation                  13.0               10.1               25.4                27.9
Profit before taxation, goodwill        13.5               15.6               26.6                34.1
amortisation and gain/loss on
business disposals
--------------------------------------------------------------------------------------------------------------
Earnings per share                       2.0p               1.5p               3.9p                3.6p
Adjusted earnings per share**            2.2p               3.0p               4.7p                5.4p
--------------------------------------------------------------------------------------------------------------
KEY FINANCIALS $M
--------------------------------------------------------------------------------------------------------------
                                         $m                 $m                 $m                  $m
                                   ((pound)1=$1.64)   ((pound)1= $1.52)  ((pound)1=$1.61)   ((pound)1= $1.48)
--------------------------------------------------------------------------------------------------------------
Sales                                  309.6              286.2              628.9               581.0
--------------------------------------------------------------------------------------------------------------
Operating profit                        26.9               28.7               52.6                60.1
Adjusted operating profit*              27.9               29.6               58.5                62.0
--------------------------------------------------------------------------------------------------------------
Profit before taxation                  21.3               15.3               40.9                41.3
Profit before taxation, goodwill        22.1               23.7               42.8                50.5
amortisation and gain/loss on
business disposals
--------------------------------------------------------------------------------------------------------------
Earnings per share                      $0.033             $0.023             $0.063              $0.053
Adjusted earnings per share**           $0.036             $0.046             $0.076              $0.080
--------------------------------------------------------------------------------------------------------------

* before rebranding costs, in first quarter, and goodwill amortisation ** before rebranding costs, in first quarter, goodwill amortisation and gain/loss on business disposals

                              Half Year Highlights
                              --------------------

- Group sales per day up 3.1%*** compared to first half last year, for continuing businesses

-   eCommerce sales per day up 41%***  compared to the first half last year

- European market share gains continue with UK sales per day up 10.8%*** compared to the first half last year

-   North American sales remain sluggish in a difficult market

-   Investment in services and systems beginning to deliver benefits

"Despite the unprecedented downturn in the electronics industry, we continue to create value by successfully expanding our major account sales, improving the efficiency, service and technological offerings of our businesses, significantly expanding our product line and strengthening customer relationships. Productivity largely determines success in the current economic environment and we have invested in eCommerce and vendor-managed inventory capabilities to enable customers to lower their total procurement cost.

Continually revitalising our business and building a durable platform for growth, Premier Farnell is well-positioned for an economic upturn in 2004".

JOHN HIRST, GROUP CHIEF EXECUTIVE

*** NOTE
--------

COMPARISON OF SALES FOR SPECIFIC PERIODS IS AFFECTED BY THREE VARIABLES:

1. CHANGES IN EXCHANGE RATES USED TO TRANSLATE THE OVERSEAS SALES IN DIFFERENT CURRENCIES INTO STERLING;

2.       DIFFERENCES IN THE NUMBER OF WORKING DAYS;

3.       DISPOSAL OR ACQUISITION OF BUSINESSES.

TO ELIMINATE THE IMPACT OF THESE VARIABLES AND GIVE AN ACCURATE COMPARISON, THE PERCENTAGE CHANGE IN SALES PER DAY IS USED THROUGHOUT THIS STATEMENT FOR CONTINUING BUSINESSES AT CONSTANT EXCHANGE RATES.

For further information, contact:

PREMIER FARNELL PLC

--------------------------------------------------------------------------------
John Hirst, Group CEO                                 +44 (0) 20 7851 4100
Andrew Fisher, Group Finance Director
Nicholas Ross, Group Director, Communications
--------------------------------------------------------------------------------
Andrew Lorenz                                         +44  (0) 20 7269 7291
Richard Mountain
at Financial Dynamics (UK)
--------------------------------------------------------------------------------
Andrew Saunders                                       + 1   212 889 4350
at Taylor Rafferty (NA)
--------------------------------------------------------------------------------

The Company's announcements are published on the Internet at www.premierfarnell.com, together with business information, the 2003 Annual Report and Accounts and links to all other Group websites.

Group third quarter results are expected to be published in the week beginning 1st December 2003.

A conference call with John Hirst and Andrew Fisher will take place at 4pm UK time on 9th September. To obtain dial-in details please call Richard Mountain (UK or mainland Europe) at Financial Dynamics or Andrew Saunders (US) at Taylor Rafferty on the above numbers.

PREMIER FARNELL PLC

              CHAIRMAN'S STATEMENT ON SECOND QUARTER AND HALF YEAR
                          RESULTS FOR THE PERIOD ENDED
                                 3RD AUGUST 2003

Premier Farnell, the leading global marketer and distributor of electronic, maintenance, repair and operations (MRO) and specialist products and services, today announces its results for the second quarter and half year.

NOTE
----

COMPARISON OF SALES FOR SPECIFIC PERIODS IS AFFECTED BY THREE VARIABLES:

1 CHANGES IN EXCHANGE RATES USED TO TRANSLATE THE OVERSEAS SALES IN DIFFERENT CURRENCIES INTO STERLING;

2        DIFFERENCES IN THE NUMBER OF WORKING DAYS;

3        DISPOSAL OR ACQUISITION OF BUSINESSES.

TO ELIMINATE THE IMPACT OF THESE VARIABLES AND GIVE AN ACCURATE COMPARISON, THE PERCENTAGE CHANGE IN SALES PER DAY IS USED THROUGHOUT THIS STATEMENT FOR CONTINUING BUSINESSES AT CONSTANT EXCHANGE RATES.

Financial Results

-        Group Sales

Group sales in the first half of the year were (pound)390.6million (2002/3:
(pound)392.6million). Sales per day increased 3.1%, compared to the same period last year, for continuing businesses at constant exchange rates. Group second quarter sales per day were up 2.8%, compared to the same period last year. North American and European markets were generally weak and continued to reflect subdued customer demand.

-        MARGINS, OPERATING PROFIT AND FOREIGN EXCHANGE EFFECTS

The gross margin for the Group improved slightly to 40.3% in the second quarter from 40.1% in the first quarter, benefiting from effective management action and the stronger euro. The gross margin in the first half of 40.2% was below the previous year (40.9%) due to the start up of the two major contracts in the UK with Vauxhall and Rolls-Royce, and customer promotional activity in North America. Operating profit in the first half was (pound)32.7million (2002/3:
(pound)40.6million), producing an operating margin of 8.4% (2002/3: 10.3%). Adjusted operating profit, before the (pound)2.4million one-off costs of rebranding and (pound)1.3million of goodwill amortisation, was (pound)36.4million (2002/3: (pound)41.9million), producing an operating margin of 9.3% (2002/3: 10.7%). The reduction includes the impact of additional depreciation, following the implementation of Siebel customer relationship management (CRM) and related software in the UK and North America, and the investment in the Liege distribution centre in mainland Europe.

Weakness of the US dollar against sterling in the first half resulted in an adverse currency translation impact on sales of (pound)14.8million, offset by a favourable euro effect of (pound)6.4million, resulting in a net adverse impact on sales of (pound)8.4million. The net effect of the weak dollar and the strong euro against sterling resulted in a beneficial currency translation impact on profit before tax in the first half, of (pound)0.4million. Net interest payable in the first half was (pound)7.4million and was covered 4.9 times by operating profit before one-off rebranding costs and goodwill amortisation.

-        PROFIT BEFORE TAXATION

Profit before taxation in the first half of the year was (pound)25.4million (2002/3: (pound)27.9million). Profit before taxation, goodwill amortisation and gain/loss on business disposals was (pound)26.6million (2002/3:
(pound)34.1million) after charging the (pound)2.4million one-off costs of rebranding in the first quarter.

-        EARNINGS PER SHARE AND DIVIDEND

Earnings per share in the first half were 3.9pence (2002/3: 3.6pence). Adjusted earnings per share, before rebranding costs, amortisation of goodwill and gain/loss on business disposals were 4.7pence (2002/3: 5.4pence).

The Board is declaring an interim dividend of 4.0pence per share (2002/3:
4.0pence) to be paid on 24th October 2003 to shareholders on the register on 26th September 2003.

-        BALANCE SHEET AND CASH FLOW

Net debt amounted to (pound)228.9million at 3rd August 2003, up from (pound)209.2million at the end of January 2003. Operating cash flow was 76% of operating profit before goodwill amortisation. Working capital increased by (pound)14.6million during the half year with investment in inventory to enhance the product ranges in the Americas and Europe.

During the first quarter, the Company acquired in the market 197,000 Preference Shares for cancellation, at a cost of (pound)2.3million. The number of Preference Shares in issue at the end of the first half was 7.6million.

-        PENSIONS

In line with equity markets, there has been an improvement in the market value of the assets held within the Group's defined benefit pension funds in the UK and US. As previously disclosed, the Company intends to make cash contributions to the UK defined benefit scheme of approximately (pound)0.6 million (2002/3:Nil) in the current year and the contribution holiday continues for the US scheme, which remains heavily in surplus.

-        DISPOSALS

During the second quarter, Maintenance Inc, part of the Industrial Products Division, was sold for a cash consideration of (pound)0.9million. This resulted in a gain before tax of (pound)0.1million, including (pound)0.4million of goodwill previously eliminated against reserves. The business made a small operating profit in the first half of this year and in the year to 2nd February 2003.

Operations
----------

Marketing and Distribution Division (MDD) - Overview

The Marketing and Distribution Division comprises Newark InOne, Farnell InOne, BuckHickman InOne, MCM, an InOne Company, and CPC. The main markets are in North America, Europe, Australasia and Asia.

-        MDD STRATEGY; CREATING VALUE FOR OUR CUSTOMERS

The Marketing and Distribution Division's central objective is to increase sales and market share by providing customers with the products they need, enabling them to manage the total cost of procurement and achieve peace of mind. Managing the total cost of procurement leads directly to economic benefit, while peace of mind is delivered by excellence in services and reliability of supply.

The strategy to achieve this objective revolves around three major themes: talent, technology and service. The Group aims to recruit and develop the very best management talent and has continued to improve its level of service. It has also introduced and developed many new services and channels to provide an easy and reliable customer experience. The investment in front office systems is substantially complete. It includes global product and customer databases, an advanced publication management system, customer relationship management and data mining software and a flexible eCommerce capability.

This technology has transformed the division's ability to gather and analyse data from all sales channels, enabling superior understanding of customers' preferences and buying patterns and facilitating more precise marketing to identified customer segments. Providing customers with visibility and control over the procurement of indirect materials and the opportunity to reduce the number of suppliers they deal with, are important elements of the proposition. Managing the flow of information and adding value through the supply chain aims to deliver closer relationships with customers and suppliers and market share gains.

During the first quarter of this year, the brands of some of the Group's major businesses were modernised and unified to signify the excellent progress that has been made. Newark, Farnell and Buck & Hickman were linked together with a new brand suffix, InOne, which demonstrates to customers, suppliers and employees the extensive capabilities, products and services available across the InOne businesses.

The services include:

- Flexible electronic ordering capabilities through websites and eProcurement to reduce purchase transaction costs

- A diverse product range to reduce the number of vendors and administration costs

- Swift and reliable delivery for security of supply

- Provision of detailed purchase information to monitor and control expenditure

- A range of stockroom management services to reduce cost, working capital and risk of stock outs

- A choice of order channels to suit specific customer requirements

- A product sourcing service with a database of up to four million products to locate non-stocked items and reduce costs of procurement

- A product obsolescence advisory service to reduce the possibility of future sourcing problems.

The aim is to provide this capability wherever customers have the need.

In combination, these services present a comprehensive package for customers. For both procurement and finance leaders, they facilitate cost control and enhance productivity, whilst providing ease of use and security and reliability of supply that individual engineers also value.

-        MDD SUMMARY FINANCIAL RESULTS

                                 ------------------------------------------------------------------
                                          2ND QTR        2nd Qtr       1ST HALF        1st Half
                                          2003/4         2002/3         2003/4          2002/3
                                         (POUND)M       (pound)m       (POUND)M        (pound)m
---------------------------------------------------------------------------------------------------
Sales                                     164.9          162.5          341.4           339.1
---------------------------------------------------------------------------------------------------
Operating profit                           15.2           17.1           29.9            36.8
Adjusted operating profit *                15.8           17.7           33.6            38.1
---------------------------------------------------------------------------------------------------
Return on sales %                           9.2           10.5            8.8            10.9
Adjusted return on sales %*                 9.6           10.9            9.8            11.2
---------------------------------------------------------------------------------------------------

*BEFORE GOODWILL AMORTISATION AND REBRANDING COSTS

Divisional sales per day increased 2.9% in the first half of the year compared to the same period last year (at constant exchange rates). The sales growth rate of 2.9% in the second quarter was the same as in the first quarter. Operating profit in the first half was (pound)33.6million, before goodwill amortisation of (pound)1.3million and the one-off rebranding costs of (pound)2.4million taken in the first quarter. The reduction in operating profit, compared to last year, is mainly due to increased depreciation following implementation of the CRM software in the UK and North America, promotional activity in North America and investment in the Liege distribution centre.

-        THE AMERICAS

                                 ------------------------------------------------------------------
                                            2ND QTR        2nd Qtr      1ST HALF      1st Half
                                            2003/4         2002/3        2003/4        2002/3
                                           (POUND)M       (pound)m      (POUND)M      (pound)m
---------------------------------------------------------------------------------------------------
Sales                                        69.6           77.6         146.9         164.8
---------------------------------------------------------------------------------------------------
Operating profit                              6.3            7.4          12.7          17.1
Adjusted operating profit*                    6.3            7.4          13.9          17.1
---------------------------------------------------------------------------------------------------
Return on sales %                             9.1            9.5           8.6          10.4
Adjusted return on sales % *                  9.1            9.5           9.5          10.4
---------------------------------------------------------------------------------------------------

*BEFORE REBRANDING COSTS

Sales per day in the first half were down 3.4% compared to the same period last year (at constant exchange rates). In the second quarter, sales per day were 3.5% below the same period last year. Daily sales patterns in the second quarter were particularly volatile and underlying market trends difficult to discern. The adverse effect on sales of the weaker dollar in the first half was (pound)12.4million. The operating profit for the first half was (pound)13.9million (2002/3: (pound)17.1million) before one-off rebranding costs of (pound)1.2million, and was affected by additional depreciation on the CRM software and promotional activity for the extended product range.

The training and learning process for branch and contact centre employees has continued, following the implementation of the CRM software in March this year. Newark InOne is now designing and executing sales campaigns, which are expected to have a growing impact. They include, for example, outbound telemarketing to customers, who have purchased specific products in the past, informing them of the related new products now available.

The performance of the business reflects the underlying difficult market conditions. Real progress, however, is being made through focus on key market segments and value added services. US government sales increased 16.9% during the first half compared to the same period last year, following federal budget releases. The numerous government facilities are being identified and staff informed of the advantages of purchasing from Newark InOne. The number of customer stockrooms now managed in some form by Newark InOne reached 254 and more are under discussion. eCommerce sales increased in the first half by 20.9%, compared to the same period last year, reflecting progress in both website and eProcurement sales. Sales improved in both Mexico and Brazil. Despite continuing to face difficult markets, MCM's sales in the second quarter were ahead of the same period last year due to focus on specific market segments and strong new product sales.

-        Europe and Asia Pacific

                                 ------------------------------------------------------------------
                                          2ND QTR        2nd Qtr       1ST HALF      1st Half
                                          2003/4         2002/3         2003/4        2002/3
                                         (POUND)M       (pound)m       (POUND)M      (pound)m
---------------------------------------------------------------------------------------------------
Sales                                      95.3           84.9          194.5         174.3
---------------------------------------------------------------------------------------------------
Operating profit                            8.9            9.7           17.2          19.7
Adjusted operating profit *                 9.5           10.3           19.7          21.0
---------------------------------------------------------------------------------------------------
Return on sales %                           9.3           11.4            8.8          11.3
Adjusted return on sales %*                10.0           12.1           10.1          12.0
---------------------------------------------------------------------------------------------------

*BEFORE GOODWILL AMORTISATION AND REBRANDING COSTS

Sales per day in the first half were up 8.4% compared to the same period last year (at constant exchange rates), while in the second quarter, sales per day were 8.5% above last year. The beneficial effect on sales of the stronger euro was (pound)4.7million. The UK and mainland European markets remained generally weak throughout the first half but progress has continued as a result of focusing on customer needs and service. Operating profit for the first half was (pound)19.7million (2002/3: (pound)21.0million), before goodwill amortisation of (pound)1.3million, and one-off rebranding costs of (pound)1.2million, and was impacted, primarily, by the additional depreciation on the CRM and related software and investment in the Liege distribution centre.

In the UK, first half sales increased 10.8% over the same period last year. CPC sales increased through concentration on specific market segments, the introduction of new products and direct mail activity. BuckHickman InOne sales increased 23.1% in the first half in poor underlying industrial markets, including the benefits of the two contracts won in the last twelve months with Vauxhall and Rolls-Royce. These contracts have continued to progress in line with plans. Sales to the health and safety market segment increased by 42.2% during the first half continuing the excellent progress of last year.

The introduction of CRM software in the UK late last year is generating much greater visibility of sales and increased speed of response. This system, for example, provides data on individual customer sales trends by highlighting changes in buying patterns. It then schedules calls by telesales staff to explore reasons for the changes. Issues can be resolved and in many cases this results in improved sales. The software also enables much faster response to customer enquiries for value added services, such as requests for "Product Find" (not in catalogue products) or quotation services. Both these process improvements are now producing tangible benefits to the business.

In mainland Europe, half-year sales per day increased by 2.3% compared to the same period last year. Sales improved in Germany and the Netherlands despite difficult markets, while in Scandinavia, sales declined as the electronics and telecommunications industry continued to reduce. In July, a new service called "Newark InOne Direct Ship" was initiated for UK and most mainland European customers. This enables customers to order some 70,000 Newark InOne products from their local call centre for delivery within three working days. Success has already been achieved with some significant orders from customers in Germany. Plans are well advanced to make Newark InOne products available for ordering through the Farnell InOne websites.

First half sales in Asia increased 15.1% over the same period last year, with all offices in the region contributing. In Australasia, first half sales increased by 2.9%, despite difficult local market conditions. Increasingly, Newark InOne products are being marketed to Asian and Australasian customers.

-        NEW PRODUCT ADDITIONS TO THE MDD RANGE

Throughout the Division, new products have been added to the extensive range available for overnight delivery to customers. At Newark InOne, 25,000 new passive and semiconductor products were added during the first half of the year, to increase the range of surface mount components available for design and development engineers. A further 16,600 electromechanical and connector items have also recently been included. These 42,000 items were introduced in the re-designed and branded Newark InOne catalogue launched earlier this month.

The new Farnell InOne UK catalogue, launched in May, contains 150,000 products, in seven volumes, two of which incorporate the majority of the BuckHickman InOne range. These catalogues, as well as those launched during the first six months in all other Farnell InOne businesses, incorporate the new brand design, demonstrating the progress made and consistency of services available across the whole division. CPC has also extended its range with the launch, in August, of its new catalogue, offering 13,500 new products. As a matter of course, products continue to be deleted from catalogues based on customer needs and technical obsolescence.

-        FOCUS ON MAJOR CUSTOMERS CONTINUES

The division has global customer arrangements with several organisations. These include BAE Systems, Hewlett Packard, Philips, Siemens, Honeywell and Motorola. In the first half of the year, sales to these customers increased by 1% and now account for close to 3% of divisional sales.

Sales to other large customers have also recorded progress in the first half of the year. In Europe and Asia Pacific, for example, sales to all major corporate account customers in the UK were up 112%. Sales to major customers increased 19% in France, 1% in Germany, 8% in the Netherlands and 6% in Australia, despite the poor economic conditions in those countries.

-        eCommerce Shows Continued Growth

Sales through eCommerce again showed a significant increase as customers took advantage of the opportunity to save time and increase their own productivity by ordering through divisional websites or eProcurement systems. eCommerce sales per day in the first half increased 41% and are now 9.4% of divisional sales.

Divisional website sales increased 55% in the first half, compared to the same period last year. At Newark InOne, website sales increased 14% in the first half and the site now has greatly improved product search capabilities. At Farnell InOne, website sales increased 75% in the first half and further site enhancements are planned for the second half of the year. In some countries, web sales have reached 25% of local sales, demonstrating the ease with which customers are able to find and order their requirements.

During the first half of the year, eProcurement partnerships in America increased by 14, bringing the active total to 130. Sales to these companies in the first half increased by 49.8%. New agreements signed in the second quarter include Proctor & Gamble, Daimler Chrysler and McCain Foods. A further 48 potential eProcurement arrangements are in discussion. During the second quarter, Newark InOne worked with Oracle and is one of the few suppliers recognised as supporting its latest eProcurement "transparent punch out" software to enable real-time pricing, simpler purchasing, inventory availability and more efficient management of electronic catalogues.

In Europe and Asia Pacific, 8 further partnerships are now active, including Pirelli in the UK, TNO in the Netherlands and Disneyland in France. This brings the total to 121. Plans and developments are under discussion with a further 59 potential eProcurement customers. One more arrangement was established with Motorola in China incorporating, for the first time, both the Farnell InOne and Newark InOne product ranges. Overall, the division now has 252 active eProcurement trading partnerships.

Industrial Products Division

                                 ------------------------------------------------------------------
                                           2ND QTR        2nd Qtr        1ST HALF       1st Half
                                           2003/4         2002/3          2003/4         2002/3
                                          (POUND)M       (pound)m        (POUND)M       (pound)m
---------------------------------------------------------------------------------------------------
Sales :
Continuing businesses                       23.5           23.1            48.5            47.1
Businesses disposed                          0.4            2.7             0.7             6.4
Total                                       23.9           25.8            49.2            53.5
---------------------------------------------------------------------------------------------------
Operating Profit                             3.2            3.7             6.8             7.6
---------------------------------------------------------------------------------------------------
Return on sales %                           13.4           14.3            13.8            14.2
---------------------------------------------------------------------------------------------------

The Industrial Products Division achieved sales in the first half of the year of (pound)49.2million, up 4.4% compared to the same period last year (for continuing businesses and at constant exchange rates). Despite the difficult market conditions for all businesses, performance was robust.

-        Akron Brass

Sales per day in the first half of the year increased 8.1% compared to the same period last year. The North American original equipment fire truck market continued to be firm with notable successes achieved in Australasia and in Europe, where sales of specialist products increased due to the weaker dollar. The industrial and municipal markets in the US for fire hose nozzles and cannons were quiet throughout the period.

-        TPC Wire and Cable

Sales per day increased 3.4% in the first half against the same period last year. The normal seasonal plant shutdowns, some of which were extended, took place in July among major steel and automotive customers. Sales improved in Mexico during the first half, particularly to the automotive industry, following recruitment of local sales representation last year.

-        Kent

Sales per day were flat in the first half compared to last year. The European market remained quiet but progress was made in most countries with strong performances in Italy and Spain, primarily due to the change in the sales force remuneration structure last year, as well as the addition of new products. Sales in France remained weak following the disruption referred to in the Preliminary Results announcement in March 2003.

PERSONNEL CHANGES

Laurence Bain, Chief Operating Officer, who joined the company in July 2002, was appointed to the Premier Farnell Board of Directors on 1st July 2003. In August 2003, Stephen Canham joined the Group and was appointed Managing Director, Europe and Asia Pacific, for the Marketing and Distribution

Division. Mike Ruprich, CEO Americas, for the Marketing and Distribution Division, left the company at the end of July and an announcement about his replacement will be made shortly.

OUTLOOK

In the first half, we continued to see mixed macro-economic signals. Some indicators are pointing to an improvement in industrial activity in North America later this year. So far, however, this is not yet evident in the Group's North American businesses. Against this background, we remain committed to controlling costs and promoting the services developed over the past few years to large and small customers, including eCommerce, inventory management and specialist sourcing. The balance of the year is difficult to predict at this stage but, if the recovery materialises in 2004, we remain confident of achieving significant improvements in performance.

SIR MALCOLM BATES

Chairman
9th September 2003

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This press release contains certain forward-looking statements relating to the business of the Group and certain of its plans and objectives, including, but not limited to, future capital expenditures, future ordinary expenditures and future actions to be taken by the Group in connection with such capital and ordinary expenditures, the introduction of new information technology and e-commerce platforms, the expected benefits and future actions to be taken by the Group in respect of certain sales and marketing initiatives, operating efficiencies and economies of scale. By their nature forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Actual expenditures made and actions taken may differ materially from the Group's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Group. These factors include, but are not limited to, the implementation of cost-saving initiatives to offset current market conditions, the ability to recruit and retain management personnel, integration of new information systems, continued use and acceptance of e-commerce programs and systems and the impact on other distribution systems, the ability to expand into new markets and territories, the implementation of new sales and marketing initiatives, changes in demand for electronic, electrical, electromagnetic and industrial products, rapid changes in distribution of products and customer expectations, the ability to introduce and customers' acceptance of new services, products and product lines, product availability, the impact of competitive pricing, fluctuations in foreign currencies, and changes in interest rates and overall market conditions, particularly the impact of changes in world-wide and national economies.

Consolidated Profit and Loss Account

For the second quarter and half year ended 3rd August 2003

                                                                    2003/4        2002/3         2003/4        2002/3      2002/3
                                                                    SECOND        Second          FIRST         First        Full
                                                                   QUARTER       quarter           HALF          half        year
                                                                 UNAUDITED     unaudited      UNAUDITED     unaudited     audited
                                                     Notes        (POUND)M      (pound)m       (POUND)M      (pound)m    (pound)m
                                                              --------------------------- ----------------------------  ---------

TURNOVER                                               1             188.8         188.3          390.6         392.6       759.0
                                                              ==========================  ===========================   =========

OPERATING PROFIT
                                                              --------------------------  ---------------------------   ---------
- before rebranding costs and amortisation
  of goodwill                                                         17.0          19.5           36.4          41.9        82.9
- rebranding costs                                     2                 -             -           (2.4)            -           -
- amortisation of goodwill                                            (0.6)         (0.6)          (1.3)         (1.3)       (2.6)
                                                              --------------------------  ---------------------------   ---------
TOTAL OPERATING PROFIT                                 1              16.4          18.9           32.7          40.6        80.3
Gain/(loss) on disposal of businesses                  3               0.1          (4.9)           0.1          (4.9)       (4.8)
Net interest payable                                                  (3.5)         (3.9)          (7.4)         (7.8)      (15.7)
                                                              --------------------------  ---------------------------   ---------
PROFIT BEFORE TAXATION                                                13.0          10.1           25.4          27.9        59.8
Taxation                                               4              (4.1)         (3.9)          (8.1)         (9.5)      (18.2)
                                                              --------------------------  ---------------------------   ---------
PROFIT AFTER TAXATION                                                  8.9           6.2           17.3          18.4        41.6
Preference dividends (non-equity)                                     (1.6)         (1.0)          (3.3)         (7.5)      (10.8)
                                                              --------------------------  ---------------------------   ---------
PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS                           7.3           5.2           14.0          10.9        30.8
Ordinary dividends (equity)                                          (14.5)        (14.5)         (14.5)        (14.5)      (32.6)
                                                              --------------------------  ---------------------------   ---------
RETAINED LOSS                                                         (7.2)         (9.3)          (0.5)         (3.6)       (1.8)
                                                              ==========================  ===========================   =========


EARNINGS PER SHARE                                     5
 Basic                                                                 2.0P          1.5p           3.9P          3.6p        9.3p
 Diluted                                                               2.0P          1.5p           3.9P          3.6p        9.3p


EARNINGS PER SHARE BEFORE REBRANDING COSTS,
AMORTISATION OF GOODWILL AND DISPOSALS                 5
 Basic                                                                 2.2P          3.0p           4.7P          5.4p       11.2p
 Diluted                                                               2.1P          3.0p           4.7P          5.4p       11.2p

DIVIDEND PER SHARE                                                                                  4.0P          4.0p        9.0p



Statement of Total Recognised Gains and Losses

For the half year ended 3rd August 2003

                                                                                                 2003/4        2002/3      2002/3
                                                                                                  FIRST         First        Full
                                                                                                   HALF          half        year
                                                                                              UNAUDITED     unaudited     audited
                                                                                               (POUND)M      (pound)m    (pound)m
                                                                                          ---------------------------   ---------

Profit after taxation for the period                                                               17.3          18.4        41.6
Currency translation adjustments                                                                    3.1          (1.9)       (0.3)
                                                                                          ---------------------------   ---------
Total recognised gains for the period                                                              20.4          16.5        41.3
                                                                                          ===========================   =========



Consolidated Profit and Loss Account

For the second quarter and half year ended 3rd August 2003

                                                                    2003/4        2002/3         2003/4        2002/3      2002/3
                                                                    SECOND        Second          FIRST         First        Full
                                                                   QUARTER       quarter           HALF          half        year
                                                                 UNAUDITED     unaudited      UNAUDITED     unaudited     audited
                                                      Notes             $M            $m             $M            $m          $m
                                                              --------------------------  ---------------------------   ---------
TURNOVER                                               1             309.6         286.2          628.9         581.0     1,161.3
                                                              ==========================  ===========================   =========

OPERATING PROFIT
                                                              -------------------------------------------------------------------
- before rebranding costs and amortisation
  of goodwill                                                         27.9          29.6           58.5          62.0       126.9
- rebranding costs                                     2                 -             -           (3.8)            -           -
- amortisation of goodwill                                            (1.0)         (0.9)          (2.1)         (1.9)       (4.0)
                                                              -------------------------------------------------------------------
TOTAL OPERATING PROFIT                                 1              26.9          28.7           52.6          60.1       122.9
Gain/(loss) on disposal of businesses                  3               0.2          (7.5)           0.2          (7.3)       (7.4)
Net interest payable                                                  (5.8)         (5.9)         (11.9)        (11.5)      (24.0)
                                                              --------------------------  ---------------------------   ---------
PROFIT BEFORE TAXATION                                                21.3          15.3           40.9          41.3        91.5
Taxation                                               4              (6.7)         (5.9)         (13.0)        (14.1)      (27.9)
                                                              --------------------------  ---------------------------   ---------
PROFIT AFTER TAXATION                                                 14.6           9.4           27.9          27.2        63.6
Preference dividends (non-equity)                                     (2.6)         (1.5)          (5.3)        (11.1)      (16.5)
                                                              --------------------------  ---------------------------   ---------
PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS                          12.0           7.9           22.6          16.1        47.1
Ordinary dividends (equity)                                          (23.8)        (22.0)         (23.4)        (21.4)      (49.9)
                                                              --------------------------  ---------------------------   ---------
RETAINED LOSS                                                        (11.8)        (14.1)          (0.8)         (5.3)       (2.8)
                                                              ==========================  ===========================   =========


EARNINGS PER SHARE                                     5
 Basic                                                                $0.033        $0.023         $0.063        $0.053      $0.142
 Diluted                                                              $0.033        $0.023         $0.063        $0.053      $0.142

EARNINGS PER SHARE BEFORE REBRANDING COSTS,
AMORTISATION OF GOODWILL AND DISPOSALS                 5
 Basic                                                                $0.036        $0.046         $0.076        $0.080      $0.171
 Diluted                                                              $0.034        $0.046         $0.076        $0.080      $0.171

DIVIDEND PER SHARE                                                                                 $0.064        $0.059      $0.138

The translation of sterling into US dollars has
been presented for convenience purposes only
using the following average
exchange rates:                                                        1.64          1.52           1.61          1.4         1.53

Consolidated Balance Sheet

As at 3rd August 2003


                                                                       3RD           4th          2nd
                                                                    AUGUST        August     February
                                                                      2003          2002         2003
                                                                 UNAUDITED     unaudited      audited
                                                       Notes      (POUND)M      (pound)m     (pound)m
                                                              --------------------------   ------------
FIXED ASSETS
   Intangible assets                                                  47.2          49.8           48.5
   Tangible assets                                                   112.6         106.9          112.9
   Interests in own shares                                             0.1           0.3            0.2
                                                              --------------------------   ------------
                                                                     159.9         157.0          161.6
                                                              --------------------------   ------------

CURRENT ASSETS
   Stocks                                                            164.4         143.2          147.8
   Debtors - due within one year                                     127.9         127.6          121.8
           - due after more than one year                             86.5          81.2           82.2
   Cash at bank and in hand                                           32.6          33.7           29.6
                                                              --------------------------   ------------
                                                                     411.4         385.7          381.4
                                                              --------------------------   ------------

CREDITORS - DUE WITHIN ONE YEAR
   Loans and overdrafts                                               (1.1)       (100.5)         (97.3)
   Other                                                            (161.6)       (154.6)        (157.4)
                                                              --------------------------   ------------
                                                                    (162.7)       (255.1)        (254.7)
                                                              --------------------------   ------------
NET CURRENT ASSETS                                                   248.7         130.6          126.7
                                                              --------------------------   ------------

TOTAL ASSETS LESS CURRENT LIABILITIES                                408.6         287.6          288.3
CREDITORS - DUE AFTER MORE THAN ONE YEAR
   Loans                                                            (260.4)       (146.9)        (141.5)

PROVISIONS FOR LIABILITIES AND CHARGES                 6             (44.0)        (40.8)         (43.3)
                                                              --------------------------   ------------
NET ASSETS                                                           104.2          99.9          103.5
                                                              ==========================   ============

EQUITY SHAREHOLDERS' FUNDS                                           (19.7)        (27.7)         (23.2)
NON-EQUITY SHAREHOLDERS' FUNDS                                       123.9         127.6          126.7
                                                              --------------------------   ------------
TOTAL SHAREHOLDERS' FUNDS                                            104.2          99.9          103.5
                                                              ==========================   ============

Movement in Shareholders' Funds

For the half year ended 3rd August 2003


                                                                    2003/4        2002/3         2002/3
                                                                     FIRST         First           Full
                                                                      HALF          half           year
                                                                 UNAUDITED     unaudited        audited
                                                       Notes      (POUND)M      (pound)m       (pound)m
                                                              ---------------------------  ------------
Profit after taxation                                                 17.3          18.4           41.6
Dividends - preference                                                (3.3)         (7.5)         (10.8)
          - ordinary                                                 (14.5)        (14.5)         (32.6)
                                                              ---------------------------  ------------
                                                                      (0.5)         (3.6)          (1.8)
New share capital subscribed                                             -           0.5            0.7
Purchase of own preference shares                      8              (2.3)         (8.3)          (8.3)
Preference share conversion costs                                        -          (0.9)          (0.9)
Goodwill reinstated on disposal of businesses                          0.4           2.6            2.6
Currency translation adjustment                                        3.1          (1.9)          (0.3)
                                                              ---------------------------  ------------
NET CHANGE IN SHAREHOLDERS' FUNDS                                      0.7         (11.6)          (8.0)
Opening shareholders' funds                                          103.5         111.5          111.5
                                                              ---------------------------  ------------
CLOSING SHAREHOLDERS' FUNDS                                          104.2          99.9          103.5
                                                              ===========================  ============



Consolidated Balance Sheet

As at 3rd August 2003


                                                                       3RD          4th             2nd
                                                                    AUGUST        August       February
                                                                      2003          2002           2003
                                                                 UNAUDITED     unaudited        audited
                                                                        $M            $m             $m
                                                              ---------------------------  ------------
FIXED ASSETS
   Intangible assets                                                  76.0          78.2           79.5
   Tangible assets                                                   181.3         167.8          185.2
   Interests in own shares                                             0.2           0.5            0.3
                                                              ---------------------------  ------------
                                                                     257.5         246.5          265.0
                                                              ---------------------------  ------------

CURRENT ASSETS
   Stocks                                                            264.7         224.8          242.4
   Debtors - due within one year                                     205.9         200.3          199.8
           - due after more than one year                            139.3         127.5          134.8
   Cash at bank and in hand                                           52.5          52.9           48.5
                                                              ---------------------------  ------------
                                                                     662.4         605.5          625.5
                                                              ---------------------------  ------------

CREDITORS - DUE WITHIN ONE YEAR
   Loans and overdrafts                                               (1.8)       (157.8)        (159.6)
   Other                                                            (260.2)       (242.7)        (258.1)
                                                              ---------------------------  ------------
                                                                    (262.0)       (400.5)        (417.7)
                                                              ---------------------------  ------------
NET CURRENT ASSETS                                                   400.4         205.0          207.8
                                                              ---------------------------  ------------

TOTAL ASSETS LESS CURRENT LIABILITIES                                657.9         451.5          472.8
CREDITORS - DUE AFTER MORE THAN ONE YEAR
   Loans                                                            (419.3)       (230.6)        (232.1)

PROVISIONS FOR LIABILITIES AND CHARGES                               (70.8)        (64.1)         (71.0)
                                                              --------------------------   ------------
NET ASSETS                                                           167.8         156.8          169.7
                                                              ==========================   ============

EQUITY SHAREHOLDERS' FUNDS                                           (31.7)        (43.5)         (38.1)
NON-EQUITY SHAREHOLDERS' FUNDS                                       199.5         200.3          207.8
                                                              --------------------------   ------------
TOTAL SHAREHOLDERS' FUNDS                                            167.8         156.8          169.7
                                                              ==========================   ============


The translation of sterling into US dollars
has been presented for convenience
purposes only using the following period-end
exchange rates:                                                        1.61          1.57           1.64

Summarised Consolidated Cash Flow Statement

For the second quarter and half year ended 3rd August 2003


                                                                    2003/4        2002/3         2003/4        2002/3      2002/3
                                                                    SECOND        Second          FIRST         First        Full
                                                                   QUARTER       quarter           HALF          half        year
                                                                 UNAUDITED     unaudited      UNAUDITED     unaudited     audited
                                              Notes               (POUND)M      (pound)m       (POUND)M      (pound)m    (pound)m
                                                             ---------------------------   --------------------------  -----------
Operating profit                                                      16.4          18.9           32.7          40.6        80.3
Depreciation and non-cash items                                        3.9           3.5            7.6           6.5        11.6
Working capital                                                      (8.9)           1.0          (14.6)          2.7         0.1
                                                             ---------------------------   --------------------------  ----------
NET CASH INFLOW FROM OPERATING

   ACTIVITIES                                                         11.4          23.4           25.7          49.8        92.0

Net interest payable                                                  (6.6)         (7.5)          (7.0)         (7.6)      (15.8)
Preference dividends                                                  (3.3)         (7.5)          (3.3)         (7.5)      (10.8)
Taxation paid                                                         (2.6)         (4.3)          (6.8)         (6.5)      (12.7)
Purchase of tangible fixed assets                                     (4.7)         (4.1)          (9.3)         (8.8)      (24.9)
Sale of tangible fixed assets                                          0.3           0.2            1.4           0.3         1.7
Disposal of businesses (net of costs)                                  0.8           3.5            0.8           3.2         3.3
Ordinary dividends paid                                              (18.1)        (13.6)         (18.1)        (13.6)      (28.1)
                                                             ---------------------------   --------------------------  ----------
CASH (OUTFLOW)/INFLOW BEFORE USE OF
   LIQUID RESOURCES AND FINANCING                                    (22.8)         (9.9)         (16.6)          9.3         4.7

Issue of ordinary shares                                                 -             -              -           0.5         0.7
Purchase of own preference shares                                        -          (8.3)          (2.3)         (8.3)       (8.3)
Preference share conversion costs                                        -          (0.9)             -          (0.9)       (0.9)
New bank loans                                                       150.4          17.0          193.1          17.0        29.1
Repayment of bank loans                                             (126.9)            -         (170.9)        (10.0)      (23.0)

                                                             ---------------------------   --------------------------  ----------
INCREASE/(DECREASE) IN CASH                                            0.7          (2.1)           3.3           7.6         2.3
                                                             ===========================   ==========================  ==========

RECONCILIATION OF NET DEBT

Net debt at beginning of period                                                                  (209.2)       (236.4)     (236.4)
Increase in cash                                                                                    3.3           7.6         2.3
Increase in debt                                                                                  (22.2)         (7.0)       (6.1)
Exchange movement                                                                                  (0.8)         22.1        31.0
                                                                                           --------------------------  ----------
NET DEBT AT END OF PERIOD                              7                                         (228.9)       (213.7)     (209.2)
                                                                                           ==========================  ==========

Summarised Consolidated Cash Flow Statement

For the second quarter and half year ended 3rd August 2003

                                                                    2003/4        2002/3         2003/4        2002/3      2002/3
                                                                    SECOND        Second          FIRST         First        Full
                                                                   QUARTER       quarter           HALF          half        year
                                                                 UNAUDITED     unaudited      UNAUDITED     unaudited     audited
                                                                        $M            $m             $M            $m          $m
                                                             --------------------------- ---------------------------- -----------

Operating profit                                                      26.9          28.7           52.6          60.1       122.9
Depreciation and non-cash items                                        6.4           5.3           12.2           9.6        17.7
Working capital                                                     (14.6)           1.5          (23.5)          4.0         0.2
                                                             --------------------------- ---------------------------- -----------
NET CASH INFLOW FROM OPERATING
   ACTIVITIES                                                         18.7          35.5           41.3          73.7       140.8

Net interest payable                                                 (10.8)        (11.4)         (11.3)        (11.2)      (24.2)
Preference dividends                                                  (5.4)        (11.4)          (5.3)        (11.1)      (16.5)
Taxation paid                                                         (4.3)         (6.5)         (11.0)         (9.6)      (19.4)
Purchase of tangible fixed assets                                     (7.7)         (6.2)         (15.0)        (13.0)      (38.1)
Sale of tangible fixed assets                                          0.5           0.3            2.3           0.4         2.6
Disposal of businesses (net of costs)                                  1.3           5.3            1.3           4.7         5.0
Ordinary dividends paid                                              (29.7)        (20.6)         (29.1)        (20.1)      (43.0)
                                                             --------------------------- ---------------------------- -----------
CASH (OUTFLOW)/INFLOW BEFORE USE OF
   LIQUID RESOURCES AND FINANCING                                    (37.4)        (15.0)         (26.8)         13.8         7.2

Issue of ordinary shares                                                 -             -              -           0.7         1.1
Purchase of own preference shares                                        -         (12.6)          (3.7)        (12.3)      (12.7)
Preference share conversion costs                                        -          (1.4)             -          (1.3)       (1.4)
New bank loans                                                       246.6          25.8          310.9          25.2        44.5
Repayment of bank loans                                             (208.1)            -         (275.1)        (14.8)      (35.2)

                                                             --------------------------- ---------------------------- -----------
INCREASE/(DECREASE) IN CASH                                            1.1          (3.2)           5.3          11.3         3.5
                                                             =========================== ============================ ===========

The translation of sterling into US dollars
has been presented for convenience
purposes only using the following average
exchange rates:                                                        1.64          1.52           1.61          1.48        1.53

Notes

1 SEGMENT INFORMATION


                                                                    2003/4        2002/3         2003/4        2002/3      2002/3
                                                                    SECOND        Second          FIRST         First        Full
                                                                   QUARTER       quarter           HALF          half        year
                                                                 UNAUDITED     unaudited      UNAUDITED     unaudited     audited
                                                                  (POUND)M      (pound)m       (POUND)M      (pound)m    (pound)m
                                                              --------------------------   --------------------------   ---------
TURNOVER
Marketing and Distribution Division
   Americas                                                           69.6          77.6          146.9         164.        311.6
   Europe and Asia Pacific                                            95.3          84.9          194.5         174.3       348.6
                                                              --------------------------   --------------------------   ---------
                                                                     164.9         162.5          341.4         339.1       660.2
Industrial Products Division                                          23.9          25.8           49.2          53.5        98.8
                                                              --------------------------   --------------------------   ---------
                                                                     188.8         188.3          390.6         392.6       759.0
                                                              ==========================   ==========================   =========

Operating profit

Marketing and Distribution Division
   Americas
                                                              -------------------------------------------------------------------
   - before rebranding costs                                           6.3           7.4           13.9          17.1        33.0
   - rebranding costs (note 2)                                           -             -           (1.2)            -           -
                                                              -------------------------------------------------------------------
                                                                       6.3           7.4           12.7          17.1        33.0
   Europe and Asia Pacific
                                                              -------------------------------------------------------------------
   - before rebranding costs and                                       9.5          10.3           19.7          21.0        42.2
     amortisation of goodwill
   - rebranding costs (note 2)                                           -             -           (1.2)            -           -
   - amortisation of goodwill                                         (0.6)         (0.6)          (1.3)         (1.3)       (2.6)
                                                              -------------------------------------------------------------------
                                                                       8.9           9.7           17.2          19.7        39.6
                                                              --------------------------   --------------------------   ---------
Total Marketing and Distribution                                      15.2          17.1           29.9          36.8        72.6
Division
Industrial Products Division                                           3.2           3.7            6.8           7.6        15.2
Head Office costs                                                     (2.0)         (1.9)          (4.0)         (3.8)       (7.5)
                                                              --------------------------   --------------------------   ---------
                                                                      16.4          18.9           32.7          40.6        80.3
                                                              ==========================   ==========================   =========


                                                                        $M            $m             $M            $m          $m
                                                              --------------------------   --------------------------   ---------

TURNOVER
Marketing and Distribution Division
   Americas                                                          114.1         118.0          236.6         243.9       476.7
   Europe and Asia Pacific                                           156.3         129.0          313.1         257.9       533.4
                                                              --------------------------   --------------------------   ---------
                                                                     270.4         247.0          549.7         501.8     1,010.1
Industrial Products Division                                          39.2          39.2           79.2          79.2       151.2
                                                              --------------------------   --------------------------   ---------
                                                                     309.6         286.2          628.9         581.0     1,161.3
                                                              ==========================   ==========================   =========

OPERATING PROFIT
Marketing and Distribution Division
   Americas
   - before rebranding costs                                          10.3          11.2           22.3          25.3        50.5
   - rebranding costs (note 2)                                           -             -           (1.9)            -           -
                                                              --------------------------   --------------------------   ---------
                                                                      10.3          11.2           20.4          25.3        50.5
   Europe and Asia Pacific
                                                              --------------------------   --------------------------   ---------
   - before rebranding costs and                                      15.6          15.7           31.7          31.1        64.6
     amortisation of goodwill
   - rebranding costs (note 2)                                           -            -            (1.9)            -           -
   - amortisation of goodwill                                         (1.0)         (0.9)          (2.1)         (1.9)       (4.0)
                                                              --------------------------   --------------------------   ---------
                                                                      14.6          14.8           27.7          29.2        60.6
                                                              --------------------------   --------------------------   ---------
Total Marketing and Distribution                                      24.9          26.0           48.1          54.5       111.1
Division
Industrial Products Division                                           5.3           5.6           10.9          11.2        23.3
Head Office costs                                                     (3.3)         (2.9)          (6.4)         (5.6)      (11.5)
                                                              --------------------------   --------------------------   ---------
                                                                      26.9          28.7           52.6          60.1       122.9
                                                              ==========================   ==========================   =========

The first half of 2002/3 includes sales of(pound)5.4m and an operating loss of(pound)0.1m in respect of DA Lubricants, part of the Industrial Products Division, which was sold in June 2002.

2  REBRANDING

On 27th February 2003, the Group announced the rebranding of four businesses of the Marketing and Distribution Division to demonstrate to customers and suppliers the close alignment and global collaboration between these businesses. The new trading names are Newark InOne, Farnell InOne, BuckHickman InOne, and MCM, an InOne company.

The operating profit of the Marketing and Distribution Division for the half year ended 3rd August 2003, reflects the one-off cost of the rebranding of (pound)2.4m, of which (pound)1.2m relates to the Americas and (pound)1.2m relates to Europe and Asia Pacific.

3  DISPOSAL OF BUSINESS

On 31st July 2003, the Group sold Maintenance Inc., a distributor of asphalt resurfacing products and part of the Industrial Products Division, for a cash consideration of (pound)0.9m. The gain on sale of (pound)0.1m is after charging goodwill previously eliminated against reserves of (pound)0.4m.

In the period up to disposal, this business contributed (pound)0.7m of sales (2002/3: first half(pound)1.0m and full year(pound)1.6m) and(pound)0.1m of operating profit (2002/3: first half(pound)0.2m and full year (pound)0.2m).

4  TAXATION

The taxation charge includes provision at an effective rate for the first half, excluding goodwill amortisation and gain/loss on disposal of businesses, of 30.5% (2002/3: first half 30.5%), being the estimated effective rate of taxation for the year ending 1st February 2004. No tax charge is expected to arise on the disposal referred to in note 3 above. A tax credit of (pound)0.9m arose from business disposals in 2002/3.

EARNINGS PER SHARE

Basic earnings per share are based on the profit attributable to ordinary shareholders and the weighted average number of ordinary shares in issue during the period, excluding those shares held by the Premier Farnell Executive Trust. For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume issue of all dilutive potential ordinary shares, i.e. those share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the period.

Reconciliations of earnings and the weighted average number of shares used in the calculations are set out below.

                                                                                  2003/4            2002/3           2002/3
                                                                                   FIRST             First             Full
                                                                                    HALF              half             year
                                                                               UNAUDITED         unaudited          audited
                                                                                (POUND)M          (pound)m         (pound)m
                                                                           -------------------------------     ------------
Profit attributable to ordinary shareholders                                        14.0              10.9             30.8
Rebranding costs                                                                     2.4                 -                -
(Gain)/loss on disposal of businesses                                               (0.1)              4.9              4.8
Tax attributable to rebranding/disposal of businesses                               (0.7)             (0.9)            (0.9)
Amortisation of goodwill                                                             1.3               1.3              2.6
                                                                           -------------------------------     ------------
Profit attributable to ordinary shareholders before rebranding
costs, amortisation of goodwill and disposals                                       16.9              16.2             37.3
                                                                           ===============================     ============

                                                                                  NUMBER            Number           Number
                                                                           -------------------------------     ------------

Weighted average number of shares                                            362,134,889       301,059,611      331,570,659
Dilutive effect of share options                                                 438,143         1,154,992          850,520
                                                                           -------------------------------     ------------
Diluted weighted average number of shares                                    362,573,032       302,214,603      332,421,179
                                                                           ===============================     ============

Earnings per share before rebranding costs, amortisation of goodwill and gain/loss on disposal of businesses have been disclosed in order to facilitate comparison.

6  PROVISIONS FOR LIABILITIES AND CHARGES

Provisions for liabilities and charges comprise deferred taxation of(pound)37.2m (4th August 2002:(pound)34.8m, 2nd February 2003:(pound)36.6m), provision for overseas post-retirement obligations of(pound)5.3m (4th August 2002:
(pound)4.5m, 2nd February 2003:(pound)5.2m) and provision for dilapidation costs on leased properties of(pound)1.5m (4th August 2002:(pound)1.5m, 2nd February 2003:(pound)1.5m).

7  NET DEBT

                                                                                     3RD            4th           2nd
                                                                                  AUGUST         August      February
                                                                                    2003           2002          2003
                                                                               UNAUDITED      unaudited       audited
                                                                                (POUND)M       (pound)m      (pound)m
                                                                           --------------------------------  ---------------

Cash and short term deposits                                                        32.6           33.7          29.6
Unsecured loans and overdrafts                                                    (261.5)        (247.4)       (238.8)
                                                                           ----------------------------     ---------
                                                                                  (228.9)        (213.7)       (209.2)
                                                                           ============================     =========

Unsecured loans and overdrafts comprise:

Bank overdrafts                                                                      1.0            1.8           2.7
Bank loans                                                                          22.0           44.0          44.0
7.0% US dollar Guaranteed Senior Notes payable 2003                                    -           98.7          94.5
7.2% US dollar Guaranteed Senior Notes payable 2006                                 96.3           98.7          94.5
5.3% US dollar Guaranteed Senior Notes payable 2010                                 41.0              -             -
5.9% US dollar Guaranteed Senior Notes payable 2013                                 98.8              -             -
Other loans                                                                          2.4            4.2           3.1
                                                                           ----------------------------     ---------
                                                                                   261.5          247.4         238.8
                                                                           ============================     =========

Unsecured loans and overdrafts are repayable as follows:

Within one year                                                                      1.1          100.5          97.3
Between one and two years                                                            0.2              -           0.2
Between two and five years                                                         118.6          142.7         138.8
After five years                                                                   141.6            4.2           2.5
                                                                           ----------------------------     ---------
                                                                                   261.5          247.4         238.8
                                                                           ============================     =========

In June 2003, the Group raised $225m of new financing in the private placement market. This comprises $66m ((pound)41.0m) Senior Notes payable 2010 and $159m ((pound)98.8m) Senior Notes payable 2013 at fixed interest rates of 5.3% and 5.9%, respectively. The funds raised were used to repay other borrowings, principally the $155m 7% Senior Notes due on 17th June 2003.

8  PURCHASE AND CANCELLATION OF PREFERENCE SHARES

On 19th March 2003 the Company purchased and cancelled a total of 197,000 of its own preference shares at a cost of (pound)2.3m. The total number of preference shares in issue on 3rd August 2003 was 7.6million (2nd February 2003:
7.8million).

9  BASIS OF PREPARATION

The unaudited consolidated financial information for the 26 weeks ended 3rd August 2003 has been prepared applying the accounting policies disclosed in the Group's 2003 Annual Report and Accounts which have been delivered to the Registrar of Companies and which contain an unqualified audit report.

The principal average exchange rates used to translate the Group's overseas profits were as follows:

                                                                     2003/4        2002/3         2003/4        2002/3      2002/3
                                                                     SECOND        Second          FIRST         First        Full
                                                                    QUARTER       quarter           HALF          half        year
                                                                    ---------------------        ---------------------------------
US dollar                                                              1.64          1.52           1.61          1.48        1.53
Euro                                                                   1.42          1.57           1.44          1.60        1.58
Australian dollar                                                      2.47          2.74           2.53          2.73        2.78

10  DIVIDEND

The interim ordinary dividend will be paid on 24th October 2003 to ordinary shareholders on the register at close of business on 26th September 2003.

The preference share dividend for the six months ending 26th January 2004 will be paid on 26th January 2004 to preference shareholders on the register at close of business on 9th January 2004.